UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026 No.6

Commission File Number 0-24790

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On March 25, 2026, the Registrant and Nuvoton Technology Corporation Japan Announce Strategic Business Restructuring of TPSCo

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: March 25, 2026	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

Tower
Semiconductor

Where **Analog** and **Value** Meet

Tower Semiconductor and Nuvoton Technology Corporation Japan
Announce Strategic Business Restructuring of TPSCo

Migdal HaEmek, Israel and Kyoto, Japan, March 25, 2026 – Tower Semiconductor (NASDAQ/TASE: TSEM, herein “Tower”), a leading foundry of high‑value analog semiconductor solutions, and Nuvoton Technology Corporation (TSE:4919, herein “Nuvoton”), a leading semiconductor solutions provider, today announced that Nuvoton Technology Corporation Japan (NTCJ), a wholly owned subsidiary of Nuvoton, together with Tower and Tower Partners Semiconductor Co., Ltd. (TPSCo), have entered into a framework agreement to implement a strategic restructuring of TPSCo’s business operations.

TPSCo, headquartered in Japan, is a Japanese corporation in which Tower holds a 51% equity interest and NTCJ holds the remaining 49% equity interest. TPSCo provides wafer processing and assembly services and currently operates a 12‑inch fabrication facility in Uozu, Japan, and an 8‑inch fabrication facility in Tonami, Japan.

Under the framework agreement, upon closing of the transaction, Tower will gain full ownership and operational control of TPSCo’s 12‑inch fab and foundry business, while TPSCo’s 8‑inch fab and foundry business will remain within TPSCo, which will become a wholly owned subsidiary of NTCJ, for consideration of $25 million payment by NTCJ to Tower on the closing date. The companies will work collaboratively to ensure continuity without interruption of customer engagements, ongoing operations and development programs, as well as employee stability, across both facilities.  In addition, each party will provide production services to the other party that currently fabricates products at the other party’s facility, for its customers, among other services to enable the business of each separate facility.

This strategic restructuring is intended to better align each company’s assets with its respective long‑term business strategy, enhance operational focus, and strengthen global competitiveness in response to evolving market and customer requirements.

The transaction is expected to close on April 1, 2027, subject to the satisfaction of customary closing conditions and receipt of applicable regulatory approvals.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ/TASE: TSEM), the leading foundry of high-value analog semiconductor solutions, provides technology, development, and process platforms for its customers in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating a positive and sustainable impact on the world through long-term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, displays, integrated power management (BCD and 700V), photonics, and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as process transfer services including development, transfer, and optimization, to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor owns one operating facility in Israel (200mm), two in the U.S. (200mm), two in Japan (200mm and 300mm) which it owns through its 51% holdings in TPSCo, and shares a 300mm facility in Agrate, Italy with STMicroelectronics. For more information, please visit: www.towersemi.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower’s business is included under the heading “Risk Factors” in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Tower does not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

About Nuvoton
Nuvoton Technology Corporation (Nuvoton) was founded to bring innovative semiconductor solutions to the market. Nuvoton was spun-off as a Winbond Electronics affiliate in July 2008 and went public in September 2010 on the Taiwan Stock Exchange (TWSE). Nuvoton focuses on the developments of microcontroller/audio, cloud security, battery monitoring, component, visual sensing and IoT with security ICs and has strong market share in Industrial, Automotive, Communication, Consumer and Computer markets. Nuvoton owns 6-inch wafer fabs equipped with diversified processing technologies to provide professional wafer foundry services. Nuvoton provides products with a high performance/cost ratio for its customers by leveraging flexible technology, advanced design capability, and integration of digital and analog technologies. Nuvoton values long term relationships with its partners and customers and is dedicated to continuous innovation of its products, processes, and services. Nuvoton has established subsidiaries in the USA, China, Israel, India, Singapore, Korea, Japan and Germany to strengthen regional customer support and global management. For more information, please visit http://www.nuvoton.com
* Note: Nuvoton is a registered trademark of Nuvoton Technology Corporation (Nuvoton Technology Corp.), rights and other trademarks and other writings referred to herein, are the property of their original owners.

Forward-Looking Statements
Certain of the statements in this release regarding the framework agreement with respect to TPSCo, including the expected closing of the transactions contemplated by the framework agreement and the expected timing thereof are forward-looking statements. Forward-looking statements are made based on Nuvoton management’s expectations and beliefs concerning future events affecting Nuvoton and are subject to uncertainties such as obtaining regulatory approvals and the timing thereof, all of which are difficult to predict and many of which are beyond Nuvoton’s control. Accordingly, actual results and events may vary materially from those indicated in forward-looking statements, and you should not rely on forward-looking statements as predictions of future results or events. Any forward-looking statements speak only as of the date of this release. Nuvoton assumes no obligation to update forward-looking statements to reflect changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If Nuvoton does update one or more forward-looking statements, no inference should be drawn that Nuvoton will make additional updates with respect to those or other forward-looking statements.

Tower Semiconductor Company Contact:  Orit Shahar | +972-74-7377440 | oritsha@towersemi.com
Tower Semiconductor Investor Relations Contact:  Liat Avraham | +972-4-6506154 | liatavra@towersemi.com

Nuvoton Spokesperson: Hsiu-Fen Lai Vice President | Email: HFLai@nuvoton.com | Tel: +886-3-5770066 ext. 32013
Nuvoton News Contact: Hao C. Huang | Email: CHHuang23@nuvoton.com | Tel: +886-3-5770066 ext.22017